UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)
NATIONAL HEALTH REALTY, INC.
(Name of the Issuer)
National HealthCare Corporation
National Health Realty, Inc.
NHC/OP, L.P.
Davis Acquisition Sub LLC
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
635905102
(CUSIP Number of Class of Securities)

Robert G. Adams	Donald K. Daniel
President and Chief Executive Officer	Senior Vice President & Controller
National HealthCare Corporation	National Health Realty, Inc.
100 Vine Street, Suite 1400	100 Vine Street, Suite 1402
Murfreesboro, Tennessee 37130	Murfreesboro, Tennessee 37130
(615) 890-2020	(615) 890-2020
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)
Copy to:

James J. Clark, Esq.	J. Chase Cole, Esq.
Susanna M. Suh, Esq.	Waller Lansden Dortch & Davis, LLP
Cahill Gordon & Reindel LLP	511 Union Street
80 Pine Street	Suite 2700
New York, New York 10005	Nashville, Tennessee 37219
(212) 701-3000	(615) 244-6380
This statement is filed in connection with (check the appropriate box):
☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14-C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation* $263,096,907.36	Amount of filing fee** $8,077.08
*	Calculated solely for purposes of determining the filing fee. The filing fee is based on the product of 11,186,093 (the number of shares of National Health Realty, Inc. common stock (fully diluted) that are to be acquired pursuant to the transaction reported hereby) and $23.52 (the average of the high and low prices of National Health Realty, Inc. common stock reported on April 12, 2007).

**	The payment of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b) by multiplying the transaction value of $263,096,907.36 by 0.0000307.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,086.71
Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-142189)
Filing Party: National HealthCare Corporation
Date Filed: April 18, 2007

INTRODUCTION
     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by National Health Realty, Inc., a Maryland corporation (“NHR”), National HealthCare Corporation, a Delaware corporation (“NHC”), NHC/OP, L.P., a Delaware limited partnership and a direct and indirect wholly-owned subsidiary of NHC, and Davis Acquisition Sub LLC, a Delaware limited liability company and an indirect subsidiary of NHC. NHR and NHC are sometimes referred to herein collectively as the “Filing Persons” of this Transaction Statement.
     This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 20, 2006 and amended by Amendment and Waiver No. 1 dated as of April 6, 2007, by and among Davis Acquisition Sub LLC, NHC/OP, L.P., NHC, and NHR. Pursuant to the Merger Agreement, NHR will (i) consolidate with its wholly-owned subsidiary, NEW NHR, Inc. and then (ii) will merge with and into Davis Acquisition Sub with Davis Acquisition Sub as the entity surviving the merger, and each outstanding common share of NHR not owned by Davis Acquisition Sub LLC, NHC/OP, L.P. or NHC will be converted into the right to receive one share of NHC’s Series A Convertible Preferred Stock, plus $9.00 in cash.
     Concurrently with the filing of this Transaction Statement, NHR is filing a revised consolidation proxy statement on Schedule 14A relating to the special meeting of the stockholders of NHR for the purpose of considering and voting on a consolidation involving NHR, which is a condition to completing the proposed merger with Davis Acquisition Sub LLC to be considered and voted on by the stockholders of NHR (then consolidated) at a separate and subsequent special meeting. Also, concurrently with the filing of this transaction statement, NHR and NHC are filing with the SEC Amendment No. 2 to a joint proxy statement/prospectus on Form S-4 relating to the special meeting of the stockholders of NHR and the special meeting of the stockholders of NHC. At the NHC special meeting, stockholders of NHC will be asked to consider and vote upon a proposal to adopt an amended and restated certificate of incorporation of NHC, and to create and issue a series of preferred stock designated as Series A Convertible Preferred Stock, having a par value of $.01 per share. At the NHR special meeting, stockholders of NHR will be asked to consider and vote upon approval of the merger.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the preliminary joint proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the preliminary joint proxy statement/prospectus, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the preliminary joint proxy statement/prospectus and the annexes thereto. As of the date hereof, the joint proxy statement/prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.
Item 1: Summary Term Sheet.
Item 1001 of Regulation M-A:
     The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Questions and Answers About the Merger”

•	“Summary”
Item 2: Subject Company Information.
Item 1002 of Regulation M-A:
     (a) Name and Address. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — NHR”

•	“Information About the Companies — NHR”

     (b) Securities. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — Voting Power and Voting by Management”
     (c) — (d) Trading Market and Price; Dividends. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — NHR”

•	“Summary — Dividends and Distributions”

•	“Market Price and Dividend Information”

•	“Special Factors — Dividends and Distributions”

•	“Description of NHC Capital Stock”
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. None.
Item 3: Identity and Background of Filing Persons.
Item 1003 of Regulation M-A:
     (a) - (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. NHC is an affiliate of NHR because NHC and NHR share certain officers and directors. NHR is the subject company. Each officer and director of NHC and NHR is a United States citizen. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — NHR”

•	“Summary — NHC”

•	“Summary — Interests of NHC and NHR Management in the Merger”

•	“Special Factors — Interests of NHC and NHR Management in the Merger”

•	“Information About the Companies”

•	“NHC Management”

•	“NHR Management”
Item 4: Terms of the Transaction.
Item 1004 of Regulation M-A:
     (a) Material Terms.
     (1) Tender offers. Not applicable.
     (2) Mergers or Similar Transactions. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Questions and Answers About the Merger”

•	“Summary”

•	“Special Factors”

•	“Description of the Merger Agreement”

•	“The NHC Special Meeting — Vote Required”

•	“The NHR Special Meeting — Vote Required”

•	“Comparison of Stockholder Rights”

•	Annex A — Agreement and Plan of Merger
     (c) Different Terms. None.

     (d) Appraisal Rights. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Questions and Answers about the Merger”

•	“Summary — Dissenters’ Rights”

•	“Special Factors — Dissenters’ Rights”
     (e) Provisions for Unaffiliated Security Holders. There are no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of NHR or NHC or to obtain counsel or appraisal services at the expense of NHR or NHC.
     (f) Eligibility for Listing or Trading. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — Listing of NHC Series A Preferred Stock”

•	“Special Factors — Listing of NHC’s Series A Preferred Stock”
Item 5: Past Contacts, Transactions, Negotiations and Agreements.
Item 1005 of Regulation M-A:
     (a) Transactions. The information contained in the Annual Report of NHR on Form 10-K for the fiscal year ended December 31, 2006 under (i) the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and (ii) Note 3 to the Notes to Consolidated Financial Statements is incorporated herein by reference. The information contained in the Quarterly Report of NHR on Form 10-Q for the quarter ended March 31, 2007 under (i) the caption “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and (ii) the Notes to Interim Consolidated Financial Statements is incorporated herein by reference.
     The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”

•	“Where You Can Find More Information”
     (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the preliminary joint proxy statement/prospectus under the following caption is incorporated herein by reference:
•	“Special Factors — Background of the Merger”

•	Annex A — Agreement and Plan of Merger

•	Annex B — Voting Agreement
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — Voting Power and Voting by Management”

•	“Description of The Merger Agreement”

•	“The Voting Agreement”

•	Annex A — Agreement and Plan of Merger

•	Annex B — Voting Agreement
Item 6: Purposes of the Transaction and Plans or Proposals.
Item 1006 of Regulation M-A
     (b)-(c) Use of Securities Acquired; Plans. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary”

•	“Special Factors — Background of the Merger”

•	“Special Factors — NHC’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — NHR’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — Effects of Completing the Merger”

•	“Description of the Merger Agreement — Exchange of NHR Stock Certificates”

•	“The Voting Agreement”

•	Annex A — Agreement and Plan of Merger

•	Annex B — Voting Agreement

Item 7: Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.
Item 1013 of Regulation M-A:
     (a)-(c) Purposes; Alternatives; Reasons. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — Recommendations of the Special Committees and the Boards of Directors”

•	“Summary — NHC’s and NHR’s Reasons for the Merger”

•	“Special Factors — Background of the Merger”

•	“Special Factors — Recommendations of the NHC Special Committee and the NHC Board of Directors”

•	“Special Factors — Fairness of the Offer and the Merger”

•	“Special Factors — NHC’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger”

•	“Special Factors — NHR’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — Alternatives to the Merger Considered by NHC and NHR”
     The information set forth in the NHR consolidation proxy statement under the following captions is incorporated by reference:
•	“Special Factors — Purpose of the Consolidation and Subsequent Merger”

•	“Special Factors — Background of the Consolidation and Subsequent Merger”

•	“Special Factors — Reasons for the Consolidation; Recommendation of the Board of Directors”

•	“Special Factors — Alternatives to the Consolidation”
     (d) Effects. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Questions and Answers About the Merger”

•	“Summary — Material U.S. Federal Income Tax Consequences”

•	“Special Factors — Effects of Completing the Merger”

•	“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”

•	“Description of The Merger Agreement”

•	“Description of NHC Capital Stock”

•	Annex A — Agreement and Plan of Merger
     The information set forth in the NHR consolidation proxy statement under the following captions is incorporated by reference:
•	“Special Factors — Effect of the Consolidation”

•	“Special Factors — Material Differences Between the Rights of Stockholders”

•	“Special Factors — Material U.S. Federal Income Tax Consequences”
Item 8: Fairness of the Transaction.
Item 1014 of Regulation M-A:
     (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — Recommendations of the Special Committees and the Boards of Directors”

•	“Special Factors — Background of the Merger”

•	“Special Factors — Recommendations of the NHC Special Committee and the NHC Board of Directors”

•	“Special Factors — Fairness of the Offer and the Merger”

•	“Special Factors — NHC’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — Opinion of NHC’s Financial Advisor Avondale Partners, LLC”

•	“Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger”

•	“Special Factors — NHR’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC”

•	Annex D — Fairness Opinion of Avondale Partners, LLC

•	Annex E — Fairness Opinion of 2nd Generation Capital, LLC
     The information set forth in the NHR consolidation proxy statement under the caption “Special Factors — Reasons for the Consolidation; Recommendation of the Board of Directors” is incorporated by reference:
     (c) Approval of Security Holders. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Questions and Answers About the Merger”

•	“Summary — Vote Required to Approve the NHC Proposal and the NHR Proposal”

•	“The NHC Special Meeting — Vote Required”

•	“The NHR Special Meeting — Vote Required”

•	“Special Factors — Approval of the Merger”
     The information set forth in the NHR consolidation proxy statement under the following captions is incorporated by reference:
•	“Special Factors — Reasons for the Consolidation; Recommendation of the Board of Directors”

•	“The Special Meeting — Vote Required”

     (d)-(e) Unaffiliated Representative; Approval of Directors. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — Vote Required to Approve the NHC Proposal and the NHR Proposal”

•	“Summary — Recommendations of the Special Committees and the Boards of Directors”

•	“Special Factors — Background of the Merger”

•	“Special Factors — Recommendations of the NHC Special Committee and the NHC Board of Directors”

•	“Special Factors — Fairness of the Offer and the Merger”

•	“Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger”

•	Annex D — Fairness Opinion of Avondale Partners, LLC

•	Annex E — Fairness Opinion of 2nd Generation Capital, LLC
     The information set forth in the NHR consolidation proxy statement under the following captions is incorporated by reference:
•	“Special Factors — Background of the Consolidation and Subsequent Merger”

•	“Special Factors — Reasons for the Consolidation; Recommendation of the Board of Directors”

•	“The Special Meeting — Vote Required”
     (f) Other offers. None.
Item 9: Reports, Opinions, Appraisals, and Negotiations.
Item 1015 of Regulation M-A:
     (a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”

•	“Special Factors — Opinion of NHC’s Financial Advisor Avondale Partners, LLC”

•	“Special Factors — Opinion of NHR’s Financial Advisor 2nd Generation Capital, LLC”

•	Annex D — Fairness Opinion of Avondale Partners, LLC

•	Annex E — Fairness Opinion of 2nd Generation Capital, LLC
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of NHC or NHR, as applicable, during their regular business hours by any interested holder of NHC common stock or NHR common stock, as applicable.
Item 10: Source and Amounts of Funds or Other Consideration.
Item 1007 of Regulation M-A:
     (a) Sources of Funds. The information set forth in the preliminary joint proxy statement/prospectus under the following caption is incorporated herein by reference:
•	“Special Factors — Sources of Funds; Fees and Expenses”
     (b) Conditions. None.
     (c) Expenses. The information set forth in the preliminary joint proxy statement/prospectus under the following caption is incorporated herein by reference:
•	“Special Factors — Sources of Funds; Fees and Expenses”
     (d) Borrower Funds. The information set forth in the preliminary joint proxy statement/prospectus under the following caption is incorporated herein by reference:
•	“Special Factors — Sources of Funds; Fees and Expenses”
Item 11: Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:
     (a) Securities Ownership. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Summary — NHR”

•	“Summary — Interests of NHC and NHR Management in the Merger”

•	“Information About the Companies”

•	“Summary — Voting Power and Voting by Management”
     (b) Securities Transactions. None.
Item 12: The Solicitation or Recommendation.
Item 1012 of Regulation M-A:
     (d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Questions and Answers about the Merger”

•	“Summary — Voting Power and Voting by Management”

•	“The NHC Special Meeting”

•	“The NHR Special Meeting”

•	“Special Factors — Recommendations of the NHC Special Committee and the NHC Board of Directors”

•	“Special Factors — Fairness of the Offer and the Merger”

•	“Special Factors — NHC’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger”

•	“Special Factors — NHR’s Reasons for, and Advantages of, the Merger”

•	“Special Factors — Interests of NHC and NHR Management in the Merger”

•	“The Voting Agreement”
Item 13: Financial Statements.
Item 1010 of Regulation M-A:
     (a) Financial Information. The information contained in the Consolidated Financial Statements included in NHR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in Part I. Item 1. of NHR’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 is incorporated herein by reference.
     The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Selected Historical Consolidated Financial Data of NHR”

•	“Comparative Share Data”

•	“NHR Ratio of Earnings to Fixed Charges”

•	“Where You Can Find More Information”
     (b) Pro Forma Information. The information set forth in the preliminary joint proxy statement/prospectus under the caption “Unaudited Pro Forma Consolidated Financial Information” is incorporated herein by reference.
Item 14: Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A:
     (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the preliminary joint proxy statement/prospectus under the following captions is incorporated herein by reference:
•	“Special Factors — Background of the Merger”

•	“Special Factors — Recommendations of the NHC Special Committee and the NHC Board of Directors”

•	“Special Factors — Fairness of the Offer and the Merger”

•	“Special Factors — Recommendations of the NHR Special Committee and the NHR Board of Directors; Fairness of the Offer and the Merger”

•	“Special Factors — Interests of NHC and NHR Management in the Merger”

•	“The NHC Special Meeting — Solicitation of Proxies”

•	“The NHR Special Meeting — Solicitation of Proxies”

Item 15: Additional Information.
Item 1011(b) of Regulation M-A:
     (b) Other Material Information. The information set forth in the preliminary joint proxy statement/prospectus, including all annexes thereto, is incorporated in its entirely herein by this reference.
Item 16: Exhibits.

(a)(1)	The preliminary joint proxy statement/prospectus of NHC and NHR as filed with the SEC on Form S-4 by NHC, as amended (Registration No. 333-142189), incorporated herein by reference

(a)(2)	The revised preliminary proxy statement of NHR as filed with the SEC on Schedule 14A on July 10, 2007, incorporated herein by reference

(b)	None

(c)(1)
Fairness Opinion of Avondale Partners, LLC, dated as of December 20, 2006, incorporated herein by reference to Annex D of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(c)(2)
Fairness Opinion of 2nd Generation Capital, LLC, dated as of December 20, 2006, incorporated herein by reference to Annex E of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(c)(3)	Special Committee Discussion Materials of Avondale Partners, LLC to the Special Committee of the Board of Directors of NHC, dated December 20, 2006

(c)(4)	Discussion Materials of 2nd Generation Capital, LLC prepared for the Special Committee of the Board of Directors and the Board of Directors of NHR, dated December 20, 2006

(d)(1)
Agreement and Plan of Merger, dated as of December 20, 2006, by and among Davis Acquisition Sub, LLC, NHC/OP, LLC, NHC, and NHR (including Amendment and Waiver No. 1), incorporated herein by reference to Annex A of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(d)(2)
Voting Agreement, dated December 20, 2006, between NHR and certain stockholders of NHC, and NHR and certain stockholders of NHC, incorporated herein by reference to Annex B of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(f)	None

(g)	None

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: July 10, 2007

NATIONAL HEALTH REALTY, INC.
By:	/s/ Robert G. Adams
Robert G. Adams
President

NATIONAL HEALTHCARE CORPORATION
By:	/s/ R. Michael Ussery
R. Michael Ussery
Senior Vice President

NHC/OP, L.P. By: NHC - Delaware, Inc., its General Partner

By:	/s/ R. Michael Ussery
R. Michael Ussery
Vice President

DAVIS ACQUISITION SUB LLC
By:	/s/ R. Michael Ussery
R. Michael Ussery
Authorized Signatory

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	The preliminary joint proxy statement/prospectus of NHC and NHR as filed with the SEC on Form S-4 by NHC, as amended (Registration No. 333-142189), incorporated herein by reference

(a)(2)	The revised preliminary proxy statement of NHR as filed with the SEC on Schedule 14A on July 10, 2007, incorporated herein by reference

(b)	None

(c)(1)
Fairness Opinion of Avondale Partners, LLC, dated as of December 20, 2006, incorporated herein by reference to Annex D of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(c)(2)
Fairness Opinion of 2nd Generation Capital, LLC, dated as of December 20, 2006, incorporated herein by reference to Annex E of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(c)(3)	Special Committee Discussion Materials of Avondale Partners, LLC to the Special Committee of the Board of Directors of NHC, dated December 20, 2006

(c)(4)	Discussion Materials of 2nd Generation Capital, LLC prepared for the Special Committee of the Board of Directors and the Board of Directors of NHR, dated December 20, 2006

(d)(1)
Agreement and Plan of Merger, dated as of December 20, 2006, by and among Davis Acquisition Sub, LLC, NHC/OP, LLC, NHC, and NHR (including Amendment and Waiver No. 1), incorporated herein by reference to Annex A of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(d)(2)
Voting Agreement, dated December 20, 2006, between NHR and certain stockholders of NHC, and NHR and certain stockholders of NHC, incorporated herein by reference to Annex B of the preliminary joint proxy statement/prospectus on Form S-4 filed by NHC, as amended (Registration No. 333-142189)

(f)	None

(g)	None